Sierra Wireless Reports First Quarter 2020 Results

VANCOUVER, BRITISH COLUMBIA - May 7, 2020 - Sierra Wireless, Inc. (NASDAQ: SWIR) (TSX: SW) today reported results for its first quarter ended March 31, 2020. All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (GAAP), except as otherwise indicated below.
“I'm very pleased with how well our global team at Sierra Wireless has responded to the COVID-19 situation and worked quickly to adjust to this challenging environment while focusing on delivering leading IoT solutions to our customers,” said Kent Thexton, President and CEO. “Despite some pandemic-related supply chain disruptions, our Q1 revenue met our expectations and our recurring revenue win activity was robust in the First Quarter.”
Revenue for the first quarter of 2020 was $157.6 million compared to $173.8 million in the first quarter of 2019, a decrease of 9.3%.  Quarterly revenue for our two business segments was as follows: (i) Revenue from IoT Solutions was $78.8 million in the first quarter of 2020, a decrease of 16.4% compared to $94.3 million in the first quarter of 2019. Within this segment we had solid year over year recurring and other service revenue growth of 17% driven by growth in connected devices and the addition of revenue from the M2M Group acquisition. This growth was offset by lower hardware sales in Enterprise gateway products and IoT Solutions modules; and (ii) Revenue from Embedded Broadband at $78.8 million in the first quarter of 2020 was relatively flat compared to the first quarter of 2019. This primarily reflects lower mobile computing module sales as expected, offset by stronger demand from automotive customers. Recurring and other services revenue in the first quarter was $26.8 million, representing 17.0% of consolidated revenue and Product revenue was $130.8 million, representing 83.0% of consolidated revenue.
 GAAP RESULTS

•	Gross margin was $43.6 million, or 27.7% of revenue, in the first quarter of 2020 compared to $54.6 million, or 31.4% of revenue, in the first quarter of 2019.

•
Operating expenses were $65.1 million and loss from operations was $21.5 million in the first quarter of 2020 compared to operating expenses of $64.4 million and loss from operations of $9.8 million in the first quarter of 2019.

•	Net loss was $22.7 million, or $0.62 per diluted share, in the first quarter of 2020 compared to $11.2 million, or $0.31 per diluted share, in the first quarter of 2019.

•	Short-term borrowings were $25.0 million as at March 31, 2020 compared to $nil at December 31, 2019
NON-GAAP RESULTS(1)

•	Gross margin was 27.7% in the first quarter of 2020 compared to 31.5% in the first quarter of 2019.

•	Loss from operations was $13.8 million in the first quarter of 2020 compared to loss from operations of $0.2 million in the first quarter of 2019.

•	Net loss was $14.7 million, or loss of $0.41 per diluted share, in the first quarter of 2020 compared to net loss of $0.9 million, or loss of $0.02 per diluted share, in the first quarter of 2019.

•
Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") loss were $9.2 million in the first quarter of 2020 compared to Adjusted EBITDA earnings of $4.5 million in the first quarter of 2019.

(1) See "Non-GAAP Financial Measures" and "Reconciliation of GAAP and Non-GAAP Results by Quarter" below.

Cash, cash equivalents and restricted cash at the end of the first quarter of 2020 was $72.8 million, representing a decrease of $6.3 million from the end of 2019. The decrease in cash was primarily driven by the acquisition of M2M Group, an operating loss in the quarter and capital expenditures, partially offset by short- term borrowings under our revolving credit facility.
COVID-19 Impact
As a result of the evolving COVID-19 outbreak first reported in Wuhan, China in January 2020, and following government-imposed restrictions, we delayed the reopening of our Shenzhen office after Chinese New Year holidays and, in line with local government directions, the employees of our Hong Kong, Seoul, and Tokyo offices were guided to work from home as much as possible. Our Shenzhen office was authorized to reopen on February 24th. During this period, our employees were able to productively work from home. These restrictions also affected our manufacturing and component supplier partners in China due to factory closures, employees’ inability to work and logistical challenges. While the work-from-home situation did not directly impact our manufacturing partner in Vietnam, it was affected by dependencies on component suppliers in China.
From late February onwards, our manufacturing and supply chain partners in China gradually reopened production facilities and we were generally able to mitigate the impact of the manufacturing and supply chain disruption with only a small impact on our ability to fulfill customer demand in the first quarter of 2020. We continue to experience certain supply chain disruptions relating to our component suppliers located in Malaysia, Philippines and Mexico as a result of the continuing impact of the COVID 19 pandemic. In addition, logistics supporting the transportation of goods remains a challenge for us due to the dramatic reduction of passenger flights globally and the insufficient capacity of cargo specialized flights.
We did not experience significant interruption of customer demand in the first quarter of 2020. However, due to the continuing impact of the COVID-19 pandemic on our customers, we are facing weaker-than-expected revenue projections in the second quarter of 2020, driven primarily by significant reduction in the Automotive outlook. Overall, new design win activity remains strong, and we believe this underpins long term growth of device and recurring revenue post the impact of COVID-19. We expect gateway growth to re-establish itself following the pandemic, driven by re-vitalization of our Go-to-Market capability and new product offerings. Also, some segments of our offerings have seen stronger demand due to COVID-19 but supply chain challenges restrict us from reacting to all of this demand. We have a strong position in the automotive module market and expect recovery in this space once manufacturers restore production and launch additional connected car platforms.
However, the extent to which COVID-19 may impact our business will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the geographic spread of the disease, the duration of the outbreak, business closures or business disruptions, public health restrictions on travel and in-person interactions, and the effectiveness of action to contain and treat the disease in the United States, Europe and the Asia-Pacific region. We cannot presently predict with accuracy the duration, scope and severity of any potential business closures or disruptions, or the overall effects of COVID-19 on our business over time. Continued shutdowns or other business interruptions could result in material and negative effects on our ability to conduct our business in the manner and on the timelines presently planned, which could have a material adverse impact on our business, results of operation, and financial condition. The COVID-19 pandemic continues to rapidly evolve, and we will continue to monitor the effects of COVID-19 on our business.
Financial Performance and Liquidity
As a result of the near-term COVID 19 pressures on our financial performance, we have taken measures to reduce our operating expenditures through initiatives such as deferring salary increases, reducing executive salaries by 10%, curtailing discretionary spending, and reducing capital expenditures.
Despite the foregoing uncertainties and our initiatives to reduce operating expenditures, we believe strongly in our future growth prospects and our long-term strategy.

On April 30th, the amount available under our revolving bank credit facility was increased to $50 million, which provides an additional $20 million of liquidity to the Company. The maturity date of the facility was also extended from July 2021 to April 2023. We appreciate the ongoing commitment from our banking partner, Canadian Imperial Bank of Commerce, in backing us with this increase in our credit facility.

Acquisition of M2M Group
On January 7, 2020, we completed the acquisition of M2M Connectivity Pty Ltd, M2M One Pty Ltd and D-Square Innovation Pty Ltd (together, the "M2M Group") in Australia. Total purchase consideration for the acquisition of M2M Group was $21.1 million, comprised of cash consideration to the shareholders of $19.6 million for 100% of the equity of M2M Group, plus approximately $1.3 million for the retirement of certain obligations, and $0.2 million for normal course working capital adjustments. The M2M Group is focused on IoT connectivity services and cellular devices in Australia, and the acquisition expands the Company's IoT Solutions business in the Asia-Pacific region. M2M Group's contributions were accretive to earnings in the first quarter of 2020. M2M Group contributed revenue of $4.0 million and $0.3 million in net earnings.
Financial Guidance
The impact of COVID-19 pandemic on our global business remains uncertain. While we continue to evaluate the effects of COVID-19 on our business, the overall severity and duration of adverse impacts related to COVID-19 on our business, financial condition, cash flows and/or results of operations for the second quarter 2020 and beyond cannot be reasonably estimated at this time. The ultimate size of the impact of the COVID-19 pandemic on our business will depend on future developments which cannot be currently predicted.
Given the uncertainty surrounding the duration and magnitude of the COVID-19 pandemic, we are unable to provide a reliable outlook for the balance of 2020 and as a result are withdrawing our previous guidance for the Full Year 2020 Revenue and Adjusted EBITDA presented on February 13, 2020. We continue to believe that our products and solutions make us well-positioned to drive strong long-term growth in an expanding IoT industry when the global economy commences recovery from the ongoing COVID-19 crisis.
This non-GAAP guidance constitutes "forward-looking statements" within the meaning of applicable securities laws and reflects current business indicators and expectations. These statements are based on management's current beliefs and assumptions, which could prove to be significantly incorrect. Forward-looking statements, particularly those that relate to longer periods of time, are subject to substantial known and unknown risks and uncertainties that could cause actual events or results to differ significantly from those expressed or implied by our forward-looking statements, including those described in our regulatory filings. See "Cautionary Note Regarding Forward-Looking Statements" below.
Non-GAAP Financial Measures
We disclose these non-GAAP financial measures as we believe they provide useful information to investors and analysts to assist them in their evaluation of our operating results and to assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.
Non-GAAP gross margin excludes the impact of stock-based compensation expense and related social taxes and certain other non-recurring costs or recoveries.
Non-GAAP earnings (loss) from operations includes allocation of realized gains or losses on forward contracts and excludes the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, acquisition-related and integration costs, restructuring costs, impairment and certain other non-recurring costs or recoveries.

Non-GAAP income tax expense includes certain tax adjustments and taxes on acquisition-related amortization, acquisition-related and integration costs, restructuring costs, other non-recurring costs and foreign exchange.
In addition to the above, non-GAAP net earnings (loss) and non-GAAP net earnings (loss) per share exclude the impact of foreign exchange gains or losses on translation of certain balance sheet accounts, foreign exchange gains or losses on forward contracts and certain tax adjustments.
We use the above-noted non-GAAP financial measures for planning purposes and to allow us to assess the performance of our business before including the impacts of the items noted above as they affect the comparability of our financial results. These non-GAAP measures are reviewed regularly by management and the Board of Directors as part of the ongoing internal assessment of our operating performance. We also use non-GAAP earnings from operations as one component in determining short-term incentive compensation for management employees.
Adjusted EBITDA is defined as net earnings (loss) plus stock-based compensation expense and related social taxes, acquisition-related and integration costs, restructuring cost, impairment, certain other nonrecurring costs or recoveries, amortization, foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, interest and income tax expense. Adjusted EBITDA is a metric used by investors and analysts for valuation purposes and is an important indicator of our operating performance and our ability to generate liquidity through operating cash flow that will fund future working capital needs and fund future capital expenditures.
Conference call and webcast details
Sierra Wireless President and CEO, Kent Thexton, and Senior Vice President, Corporate, David McLennan, will host a conference call and webcast with analysts and investors to review the results on Tuesday May 7, 2020, at 6:00 PM Eastern time (3:00 PM Pacific time). A live slide presentation will be available for viewing during the call from the link provided below.
To participate in this conference call, please dial the following number approximately ten minutes prior to the start of the call:

•	Toll-free (Canada and US): 1-877-201-0168

•	Alternate number: 1-647-788-4901

•	Conference ID: 7784596
To access the webcast, please follow the link below:
Sierra Wireless Q1 2020 Conference Call and Webcast
If the above link does not work, please copy and paste the following URL into your browser:
https://onlinexperiences.com/scripts/Server.nxp?LASCmd=AI:4;F:QS!10100&ShowUUID=92E538CC-6D84-4B15-A811-A74C6DB93465
The webcast will remain available at the above link for one year following the call.

Investor and Media Contact:
David Climie
Vice President, Investor Relations
+1 (604) 231-1137
dclimie@sierrawireless.com

Investor Contact:
David G. McLennan
Senior Vice President, Corporate
+1 (604) 231-1181
investor@sierrawireless.com

Cautionary Note Regarding Forward-Looking Statements
Certain statements and information in this press release are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (collectively, “forward-looking statements”) and may include statements and information relating to our 2020 corporate update; financial guidance for our fiscal year 2020; the impact of COVID-19 on customer demand, our supply chain, manufacturing capacity and our ability to meet customer demand; expectations regarding post-COVID-19 recovery; expectations regarding the Company's cost savings initiatives; expectations regarding expected earnings of the M2M Group and ability to expand our market presence in Australia and Southern Asia; our business outlook for the short and long term; statements regarding our strategy, plans, goals, objectives, expectations and future operating performance; the Company's liquidity and capital resources; the Company's financial and operating objectives and strategies to achieve them; general economic conditions; estimates of our expenses, future revenues, non-GAAP earnings per share and capital requirements; our expectations regarding the legal proceedings we are involved in; statements with respect to the Company's estimated working capital; expectations with respect to the adoption of Internet of Things ("IoT") solutions; expectations regarding trends and growth in the IoT market and wireless module market; expectations regarding product and price competition from other wireless device manufacturers and solution providers; our ability to implement effective control procedures; and expectations regarding the launch of fifth generation cellular embedded modules. Forward-looking statements are provided to help you understand our views of our short and long term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes.
Forward-looking statements:

• Typically include words and phrases about the future such as "outlook", "will", "may", “expects”, “is expected”,
“anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”,
“potential”, “possible”, or variations thereof.

• Are not promises or guarantees of future performance. They represent our current views and may change significantly.

• Are based on a number of material assumptions, including, but not limited to, those listed below, which could prove to be significantly incorrect:

•	the scope and duration of the COVID-19 pandemic and its impact on our business;

•	our ability to return to normal operations after the COVID-19 pandemic has subsided;

•	expected component supply constraints and manufacturing capacity;

•	customer demand and our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•	our ability to effect and to realize the anticipated benefits of our business transformation initiatives, and the timing thereof;

•	our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•	expected macro-economic business conditions;

•	expected cost of sales;

•	our ability to win new business;

•	our ability to integrate acquired businesses and realize expected benefits;

•	our ability to renew or obtain credit facilities when required;

•	expected deployment of next generation networks by wireless network operators;

•	our operations not being adversely disrupted by other developments, operating, cyber security, litigation, or regulatory risks; and

•	expected tax and foreign exchange rates.

•
Are based on our management's current expectations and we caution investors that forward-looking statements, particularly those that relate to longer periods of time, are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form and Management's Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the provincial securities commissions in Canada:

•	prolonged negative impact from COVID-19;

•	our access to capital if required;

•	competition from new or established competitors or from those with greater resources;

•
natural catastrophes or public health epidemics could impact customer demand, result in production disruption and impact our ability to meet customer demand or capacity to continue critical operations;

•	the loss of, or significant demand fluctuations from, any of our significant customers;

•	our financial results being subject to fluctuation;

•	our business transformation initiatives may result in disruptions to our business and may not achieve the anticipated benefits;

•	our ability to respond to changing technology, industry standards and customer requirements;

•
failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects, network service interruptions, cyber-security vulnerabilities or other quality issues;

•	deterioration in macro-economic conditions could adversely affect our operating results and financial conditions;

•	our ability to attract or retain key personnel and the impact of organizational change on our business;

•	cyber-attacks or other breaches of our information technology security;

•	risks related to the transmission, use and disclosure of user data and personal information;

•	disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with acquisitions or divestitures;

•	risks that the acquisition of M2M Group or our investments and partnerships may fail to realize the expected benefits;

•	risks related to infringement on intellectual property rights of others;

•	our ability to obtain necessary rights to use software or components supplied by third parties;

•	our ability to enforce our intellectual property rights;

•	our reliance on single source suppliers for certain components used in our products;

•	our dependence on a limited number of third party manufacturers;

•	unanticipated costs associated with litigation or settlements;

•	our dependence on mobile network operators to promote and offer acceptable wireless data services;

•	risks related to contractual disputes with counterparties;

•	risks related to governmental regulation;

•	risks inherent in foreign jurisdictions; and

•	risks related to tariffs or other trade restrictions.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the leading IoT solutions provider that combines devices, network and software to unlock value in the connected economy. Companies globally are adopting IoT to improve operational efficiency, create better customer experiences, improve their business models and create new revenue streams. Whether it is a solution to help a business securely connect edge devices to the cloud, or a software/API solution to help manage processes associated with billions of connected assets, or a platform to extract real-time data to make the best business decisions, Sierra Wireless will work with you to create the right industry-specific solution for your next IoT endeavor. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

AirPrime, AirLink, AirVantage, mangOH and Legato are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	Three months ended March 31,
	2020	2019
Revenue
IoT Solutions	$78,790	$94,287
Embedded Broadband	78,786	79,526
	157,576	173,813
Cost of sales
IoT Solutions	50,779	59,808
Embedded Broadband	63,210	59,375
	113,989	119,183
Gross margin	43,587	54,630
Expenses
Sales and marketing	24,770	22,506
Research and development	22,149	22,797
Administration	12,135	12,397
Restructuring	615	1,397
Acquisition-related and integration	—	95
Amortization	5,399	5,244
	65,068	64,436
Loss from operations	(21,481)	(9,806)
Foreign exchange loss	(2,969)	(852)
Other (expense) income	(191)	31
Loss before income taxes	(24,641)	(10,627)
Income tax expense (recovery)	(1,978)	596
Net loss	$(22,663)	$(11,223)
Other comprehensive loss:
Foreign currency translation adjustments, net of taxes of $nil	(4,866)	(3,615)
Comprehensive loss	$(27,529)	$(14,838)

Net loss per share (in dollars)
Basic	$(0.62)	$(0.31)
Diluted	(0.62)	(0.31)
Weighted average number of shares outstanding (in thousands)
Basic	36,277	36,106
Diluted	36,277	36,106

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	March 31, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	$70,334	$75,454
Restricted cash	2,434	3,629
Accounts receivable, net of allowances of $3,688 (December 31, 2019 - $3,170)	122,920	131,432
Inventories	63,247	54,291
Prepaids and other	20,522	19,256
	279,457	284,062
Property and equipment, net	39,507	39,924
Operating lease right-of-use assets	23,786	25,609
Intangible assets, net	79,587	70,072
Goodwill	211,585	207,595
Deferred income taxes	2,013	2,096
Other assets	9,475	9,982
	$645,410	$639,340

Liabilities
Current liabilities
Short-term borrowings	$25,000	$—
Accounts payable and accrued liabilities	179,347	173,556
Deferred revenue	10,160	10,610
	214,507	184,166
Long-term obligations	44,331	43,774
Operating lease liabilities	22,022	25,154
Deferred income taxes	8,953	4,921
	289,813	258,015
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 36,336,792 shares (December 31, 2019 - 36,233,361 shares)	437,459	435,532
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost; 5,807 shares (December 31, 2019 – 44,487 shares)	(48)	(370)
Additional paid-in capital	38,543	38,212
Retained deficit	(102,275)	(78,833)
Accumulated other comprehensive loss	(18,082)	(13,216)
	355,597	381,325
	$645,410	$639,340

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(unaudited)

	Three months ended March 31,
	2020	2019
Cash flows provided by (used in):
Operating activities
Net loss	$(22,663)	$(11,223)
Items not requiring (providing) cash
Amortization	8,485	8,371
Stock-based compensation	3,182	3,158
Deferred income taxes	7	77
Unrealized foreign exchange loss	5,133	254
Other	(148)	108
Changes in non-cash working capital
Accounts receivable	7,558	16,814
Inventories	(8,674)	(6,735)
Prepaids and other	(801)	(7,647)
Accounts payable and accrued liabilities	2,777	(15,166)
Deferred revenue	(1,298)	1,371
Cash flows used in operating activities	(6,442)	(10,618)
Investing activities
Additions to property and equipment	(3,999)	(3,858)
Additions to intangible assets	(728)	(488)
Proceeds from sale of property and equipment	20	57
Proceeds from sale of iTank business	—	500
Acquisition of M2M Group, net of cash acquired	(18,219)	—
Cash flows used in investing activities	(22,926)	(3,789)
Financing activities
Issuance of common shares	—	94
Purchase of treasury shares for RSU distribution	(26)	—
Taxes paid related to net settlement of equity awards	(576)	(670)
Decrease in other long-term obligations	(104)	(141)
Proceeds from credit facility	25,000	—
Cash flows provided by (used in) financing activities	24,294	(717)
Effect of foreign exchange rate changes on cash and cash equivalents	(1,241)	191
Cash, cash equivalents and restricted cash, decrease in the period	(6,315)	(14,933)
Cash, cash equivalents and restricted cash, beginning of period	79,083	89,297
Cash, cash equivalents and restricted cash, end of period	$72,768	$74,364

SIERRA WIRELESS, INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS BY QUARTER

(In thousands of U.S. dollars, except where otherwise stated)	2020	2019
	Q1	Total	Q4	Q3	Q2	Q1

Gross margin - GAAP	$43,587	$219,990	$51,368	$55,043	$58,949	$54,630
Stock-based compensation and related social taxes	49	167	20	44	44	59
Realized losses on hedge contracts	(1)	(4)	1	—	(2)	(3)
Gross margin - Non-GAAP	$43,635	$220,153	$51,389	$55,087	$58,991	$54,686

Earnings (loss) from operations - GAAP	$(21,481)	$(58,021)	$(12,385)	$(12,559)	$(23,271)	$(9,806)
Stock-based compensation and related social taxes	3,224	13,194	1,802	3,876	4,102	3,414
Acquisition-related and integration	—	974	274	291	314	95
Restructuring	615	28,160	2,309	6,274	18,180	1,397
Other non-recurring costs	87	2,903	795	279	662	1,167
Impairment	—	877	877	—	—	—
Realized gains (losses) on hedge contracts	(98)	(187)	81	24	(183)	(109)
Acquisition-related amortization	3,889	14,514	3,593	3,610	3,624	3,687
Earnings (loss) from operations - Non-GAAP	$(13,764)	$2,414	$(2,654)	$1,795	$3,428	$(155)

Net loss - GAAP	$(22,663)	$(70,538)	$(10,918)	$(20,221)	$(28,176)	$(11,223)
Stock-based compensation and related social taxes, restructuring, impairment, acquisition-related, integration and other non-recurring costs (recoveries)	3,926	46,108	6,057	10,720	23,258	6,073
Amortization	8,485	33,177	8,573	8,115	8,118	8,371
Interest and other, net	191	301	109	121	102	(31)
Foreign exchange loss (gain)	2,871	1,109	(1,585)	2,988	(1,037)	743
Income tax expense (recovery)	(1,978)	10,920	90	4,577	5,657	596
Adjusted EBITDA	(9,168)	21,077	2,326	6,300	7,922	4,529
Amortization (exclude acquisition-related amortization)	(4,596)	(18,663)	(4,980)	(4,505)	(4,494)	(4,684)
Interest and other, net	(191)	(301)	(109)	(121)	(102)	31
Income tax expense - Non-GAAP	(739)	(2,418)	(176)	(653)	(859)	(730)
Net earnings (loss) - Non-GAAP	$(14,694)	$(305)	$(2,939)	$1,021	$2,467	$(854)

Diluted net earnings (loss) per share
GAAP - (in dollars per share)	$(0.62)	$(1.95)	$(0.30)	$(0.56)	$(0.78)	$(0.31)
Non-GAAP - (in dollars per share)	$(0.41)	$(0.01)	$(0.08)	$0.03	$0.07	$(0.02)

SIERRA WIRELESS, INC.

SEGMENTED RESULTS

(In thousands of U.S. dollars, except where otherwise stated)	2020	2019
	Q1	Total	Q4	Q3	Q2	Q1

IoT Solutions
Revenue	$78,790	$377,808	$90,937	$93,439	$99,145	$94,287
Gross margin
- GAAP	$28,011	$140,158	$33,665	$35,203	$36,811	$34,479
- Non-GAAP	$28,035	$140,222	$33,676	$35,203	$36,833	$34,510
Gross margin %
- GAAP	35.6%	37.1%	37.0%	37.7%	37.1%	36.6%
- Non-GAAP	35.6%	37.1%	37.0%	37.7%	37.2%	36.6%

Embedded Broadband
Revenue	$78,786	$335,705	$83,364	$80,586	$92,229	$79,526
Gross margin
- GAAP	$15,576	$79,832	$17,703	$19,840	$22,138	$20,151
- Non-GAAP	$15,600	$79,931	$17,713	$19,884	$22,158	$20,176
Gross margin %
- GAAP	19.8%	23.8%	21.2%	24.6%	24.0%	25.3%
- Non-GAAP	19.8%	23.8%	21.2%	24.7%	24.0%	25.4%

Total
Revenue	$157,576	$713,513	$174,301	$174,025	$191,374	$173,813
Gross margin
- GAAP	$43,587	$219,990	$51,368	$55,043	$58,949	$54,630
- Non-GAAP	$43,635	$220,153	$51,389	$55,087	$58,991	$54,686
Gross margin %
- GAAP	27.7%	30.8%	29.5%	31.6%	30.8%	31.4%
- Non-GAAP	27.7%	30.9%	29.5%	31.7%	30.8%	31.5%

Revenue by Type
Product	$130,743	$614,384	$147,760	$149,396	$166,348	$150,880
Recurring and other services	$26,833	$99,129	$26,541	$24,629	$25,026	$22,933